                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          GLOBAL ELECTION SYSTEMS INC.
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE

                         (Title and Class of Securities)

                                 --------------

                                 (CUSIP No. 3792L108)

                               Warren W. Dettinger
             Vice President, General Counsel and Assistant Secretary
                                5995 Mayfair Rd.
                           North Canton, OH 44720-8077
                                 (330) 490-4000

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 8, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Action of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes")

                                      13D               CUSIP NO. 3792L108


                                                        PAGE 2 OF 8

       1         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Diebold, Incorporated

--------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a)  |_|
                                                                                                            (b)  |_|

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       3         SEC USE ONLY

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       4         SOURCE OF FUNDS
                 WC

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       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                                                     |_|

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       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ohio

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              NUMBER OF                     7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            4,388,418*
              OWNED BY                  ----------------------------------------------------------------------------
                EACH                        8       SHARED VOTING POWER
              REPORTING                             None
             PERSON WITH                ----------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER
                                                    4,388,418*
                                        ----------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    None
                                         ----------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,388,418*

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      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES |_|

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      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.9%*

--------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON

                 CO
                                        SEE INSTRUCTIONS BEFORE FILLING OUT!
----------------------

         * Maximum number of shares of Global common stock issuable upon conversion of amounts outstanding under loan agreement at a conversion price of $1.135 per share. An additional 16,868 shares of Global common stock may be issued upon the conversion of amounts outstanding under the loan agreement and up to 250,000 additional shares of Global common stock may be issued upon the exercise of warrants issued in connection with the loan agreement at a conversion/exercise price of $1.135 per share, in each case following the approval of Global's stockholders. These additional shares would represent an additional .01% of Global's outstanding shares.

                                 (PAGE 2 OF 8)

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of Global Election Systems Inc. ("Global"). The principal executive offices of Global are located at 1611 Wilmeth Road, McKinney, TX 75069-8250.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by Diebold, Incorporated, an Ohio corporation ("Diebold"). Diebold's stock is listed for trading on the New York Stock Exchange. Diebold provides integrated self-service delivery systems and services. Diebold's principal place of business is 5995 Mayfair Road, North Canton, Ohio 44720-8077.

         During the last five years, neither Diebold nor, to the best of Diebold's knowledge, any executive officer or director of Diebold has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Diebold nor, to the best of Diebold's knowledge, any executive officer or director of Diebold has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Diebold utilized cash on hand and working capital to fund the bridge loan. The warrant was issued to purchase 250,000 shares was issued in connection with the execution of the bridge loan agreement.

         Diebold is a party to a contract manufacturing agreement with Global pursuant to which Diebold will manufacture products for Global. Pursuant to the terms of the contract manufacturing agreement, Diebold was granted an option to purchase Global's common stock in the event Global fails to pay Diebold amounts due and owing under the contract manufacturing agreement for 30 days after the same first became due. The aggregate number of shares which Diebold is entitled to purchase is equal to 115% of such overdue amount divided by 85% of the average of the three lowest closing bid prices for Global's common stock during the ten consecutive trading days preceding the notice of exercise of the option by Diebold. Diebold disclaims beneficial ownership of the shares referred to in this paragraph until such time as Global defaults under its payment obligations pursuant to the terms of the contract manufacturing agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The responses to Items 2 and 3 of this Statement are incorporated herein by this reference.

         The bridge loan and related warrants were entered into in connection with Diebold's and Global's execution of a non-binding letter of intent with respect to a possible business combination transaction of Global by Diebold. The proceeds of the bridge loan are being used


                                 (Page 3 of 8)
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by Global to pay off trade creditors and for general working capital purposes to support Global's business during the pendency of the potential combination transaction. While the letter of intent contemplates an acquisition by Diebold of all of Global's outstanding common stock, Diebold is under no binding obligation to proceed with such transaction and there can be no assurance that such transaction will be completed or as to the timing or terms thereof.

         As described above, Diebold has also entered into a manufacturing contract transaction with Global pursuant to which Diebold will manufacture certain products of Global on Global's behalf.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a)      Aggregate number of Global common shares outstanding: 20,695,340 (As of
                  6/28/01)

                  Number of Global common shares beneficially owned by Diebold:   4,388,418*

                  Percentage of Global common shares beneficially owned by Diebold:  19.9%*

         (b)      Diebold has the sole power to vote and dispose of 4,388,418 Global common shares.

         (c)      None

         (d)      None

         (e)      None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                SECURITIES OF THE ISSUER.

         The responses to Items 3 and 4 are incorporated herein by this reference.

         Bridge Loan Agreement, as amended. Diebold entered into a bridge loan agreement pursuant to which Diebold agreed to lend Global up to $5,000,000 (the "Bridge Loan"). All accrued and unpaid principal and interest under the Bridge Loan is convertible into Global common stock. The initial conversion price is $1.135 per share. The number of shares of Global common stock that may be issued pursuant to Diebold's conversion rights cannot exceed 19.9% of Global's common stock (presently 4,388,418 shares) without the approval of Global's stockholders. The Bridge Loan matures 180 days following the initial closing which occurred on July 5, 2001. Diebold is entitled to one representative on Global's board of directors if the Bridge Loan remains outstanding for more than 130 days following the initial closing. The Bridge Loan bears interest at the rate of 12% per annum, payable quarterly in cash or, at the


----------

         * Maximum number of shares of Global common stock issuable upon conversion of amounts outstanding under loan agreement at a conversion price of $1.135 per share. An additional 16,868 shares of Global common stock may be issued upon the conversion of amounts outstanding under the loan agreement and up to 250,000 additional shares of Global common stock may be issued upon the exercise of warrants issued in connection with the loan agreement at a conversion/exercise price of $1.135 per share, in each case following the approval of Global's stockholders. These additional shares would represent an additional .01% of Global's outstanding shares.

                                 (Page 4 of 8)
election of Diebold, Common Stock (at the then-effective conversion price). The Bridge Loan provides for option and mandatory prepayment and conversion into Common Stock at the option of Diebold. Reference is made to the Bridge Loan, as amended, attached hereto as Exhibits 99.1 and 99.2 for the complete details of the Bridge Loan.

         Warrant, as amended. Global issued Diebold a warrant to purchase 250,000 shares at an exercise price of $1.135 per share (subject to adjustment) in connection with the Bridge Loan. The warrant has a term of five years.

         Contract Manufacturing Agreement, as Amended. Diebold and Global are parties to a contract manufacturing agreement pursuant to which Diebold has agreed to manufacture certain products for Global. Diebold receives payment for the manufacturing services rendered and was granted a security interest in certain assets of Global securing such obligations. Global has agreed to indemnify Diebold in certain circumstances as more fully set forth in the contract manufacturing agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Bridge Loan Agreement, dated as of June 29, 2001, by and between Diebold and Global.

         99.2 Amendment No. 1 to Bridge Loan Agreement, dated as of August 3, 2001, by and between Diebold and Global.

         99.3 Warrant to Purchase 250,000 shares of Global's Common Stock, dated as of August 3, 2001, as amended.

         99.4 Contract Manufacturing Agreement, dated as of June 21, 2001, by and between Diebold and Global.

         99.5 Amendment No. 1 to Contract Manufacturing Agreement, dated as of August 3, 2001, by and between Diebold and Global.


                                 (Page 5 of 8)

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Diebold, Incorporated.

August 9, 2001

                      DIEBOLD, INCORPORATED


                      By:  /s/ Gregory T. Geswein
                           ----------------------------------------------------
                          Name:  Gregory T. Geswein
                          Title: Senior Vice President and Chief Financial
                          Officer



                                 (Page 6 of 8)

                                                                      SCHEDULE 1


ITEM 2:  IDENTITY AND BACKGROUND

         The following table sets forth the name, present principal occupation or employment of each director and executive officer of Diebold. Unless otherwise indicated below, each individual is a citizen of the United States of America.

DIEBOLD, INCORPORATED

Name                                     Present Principal Occupation or Employment
---------------------------------------  ----------------------------------------------------------------
Walden W. O'Dell                         Chairman of the Board, President and Chief Executive Officer
Wesley B. Vance                          President, North America
Gregory T. Geswein                       Senior Vice President and Chief Financial Officer
David Bucci                              Senior Vice President, Customer Solutions Group
Michael J. Hillock                       President, International Operations
Charles J. Bechtel                       Group Vice President and Chief Information Officer
Thomas W. Swidarski                      Vice President, Strategic Development
James L.M. Chen                          Vice President and Managing Director, Asia Pacific
(Citizen of Taiwan)
Warren W. Dettinger                      Vice President, General Counsel and Assistant Secretary
Reinoud G. J. Drenth                     Vice President and Managing Director, Europe, Middle East and Africa
(Citizen of The Netherlands)
Donald E. Eagon, Jr.                     Vice President, Global Communications and Investor Relations
Jack E. Finefrock                        Vice President, Retail Solutions Group
Charee Francis-Vogelsang                 Vice President and Secretary
Bartholomew J. Frazzitta                 Vice President, Retail and Physical Security Group
Larry D. Ingram                          Vice President, Procurement and Services
Dennis M. Moriarty                       Vice President, Customer Satisfaction
Anthony J. Rusciano                      Vice President, National Accounts
Charles B. Scheurer                      Vice President, Human Resources
Ernesto R. Unanue                        Vice President and Managing Director, Latin America
(Citizen of Argentina)
Robert J. Warren                         Vice President and Treasurer
Louis V. Bockius III                     Director
Richard L. Crandall                      Director
Gale S. Fitzgerald                       Director
Donald R. Gant                           Director
L. Lindsey Halstead                      Director
Phillip B. Lassiter                      Director
John N. Lauer                            Director
William F. Massy                         Director
Eric J. Roorda                           Director
(Citizen of Brazil)
W. R. Timken, Jr.                        Director


                                 (Page 7 of 8)
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                                  EXHIBIT INDEX

No.       Description
-----     ---------------------------------------------------------------------------------------------------------
99.1      Bridge Loan Agreement, dated as of June 29, 2001, by and among Diebold and Global.
99.2      Amendment No. 1 to Bridge Loan Agreement, dated as of August 3, 2001, by and between Diebold and Global.
99.3      Warrant to Purchase 250,000 shares of Global's Common Stock, dated as of August 3, 2001, as amended.
99.4      Contract Manufacturing Agreement, dated as of June 21, 2001, by and between Diebold and Global.
99.5      Amendment No. 1 to Contract Manufacturing Agreement, dated as of August 3, 2001, by and between Diebold and Global.

                                 (Page 8 of 8)